UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For October 11, 2004



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated October 7, 2004  -  Analyst Presentation




                                                                  7 October 2004

                     BUNZL ANALYST AND INVESTOR PRESENTATION

Bunzl plc, the international distribution and outsourcing Group, is holding a presentation to analysts and investors this morning. Five senior managers from Bunzl Outsourcing Services North America will describe aspects of the business in some detail. Copies of the slides used will be available at www.bunzl.com.

While the investor day will not address the trading outlook of the Group, the Company currently expects the results for the year to 31 December 2004 to be within the range of market estimates.



Enquiries

Bunzl plc:                                         Finsbury:
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  October 11, 2004                By:__/s/ Anthony Habgood__

                                              Title:   Chairman